SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. )*

Flexsteel Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

339382103
(CUSIP Number)

January 28, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339382103	13G	Page 2

1	NAME OF REPORTING PERSONS Carolyn T. Bertsch Bleile
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 329,632
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 329,632
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,632
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 339382103	13G	Page 3

1	NAME OF REPORTING PERSONS Carolyn T. Bertsch Bleile Declaration of Trust dated August 8, 2001
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 329,632
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 329,632
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,632
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Trust)

CUSIP No. 339382103	13G	Page 4

Item 1(a). Name of Issuer:

Flexsteel Industries, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

385 Bell Street, Dubuque, IA 52001-0877

Item 2(a). Name of Person Filing:

The shares are held by the Carolyn T. Bertsch Bleile Declaration of Trust dated August 8, 2001 (the “Trust”). Carolyn T. Bertsch Bleile is the sole trustee of the Trust.

Item 2(b). Address of Principal Business Office, or if none, Residence:

c/o Maslon LLP (A. Tataryn), 90 South 7th Street, Suite 3300, Minneapolis, MN 55402

Item 2(c). Citizenship:

Carolyn T. Bertsch Bleile is a United States Citizen, The Trust is domiciled in Iowa.

Item 2(d). Title of Class of Securities:

Common Stock, par value $1.00 per share

Item 2(e). CUSIP Number:

339382103

Item 3. If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________.

CUSIP No. 339382103	13G	Page 5

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The Trust holds 329,632 shares

(b)	percent of class - 5.1%

(Based upon 6,487,755 shares of the Issuer’s common stock outstanding on January 27th, 2022 as reported by Flexsteel Industries, Inc. in its Quarterly Report on Form 10-Q filed on January 28th, 2022.)

(c) Number of shares as to which such person has:

Carolyn T. Bertsch Bleile, as sole trustee of the Carolyn T. Bertsch Bleile Declaration of Trust dated August 8, 2001, has sole voting and dispositive power over 329,632 shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

CUSIP No. 339382103	13G	Page 6

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 339382103	13G	Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2022

Carolyn T. Bertsch Bleile Declaration of Trust dated August 8, 2001

By:	/s/ Carolyn T. Bertsch Bleile
Trustee

/s/ Carolyn T. Bertsch Bleile
Carolyn T. Bertsch Bleile